UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  1)*

SIBANYE GOLD LIMITED

(Name of Issuer)

Ordinary Shares (no par value)

(Title of Class of Securities)

S7627H100

(CUSIP Number)

Pierre Kruger

Gold One South Africa (Pty) Ltd.

Postnet Suite 115

Private Bag X17

Weltevreden Park

Gauteng 1715, South Africa

+27 11 726 1047 or +27 82 317 2976

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 10, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. S7627H100	SCHEDULE 13D	Page 2 of 5

1. NAME OF REPORTING PERSON: Gold One South Africa (Pty) Ltd.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3. SEC USE ONLY
4. SOURCE OF FUNDS OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6. CITIZENSHIP OR PLACE OF ORGANIZATION South Africa
NUMBER OF SHARES	7. SOLE VOTING POWER 178,004,754
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 0
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER 178,004,754
WITH	10. SHARED DISPOSITIVE POWER 0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,004,754 (1)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8% (2)
14. TYPE OF REPORTING PERSON CO

(1)	This amount does not include indirect holdings of an aggregate of 221,109 American Depositary Shares (“ADSs”), each ADS representing 4 ordinary shares, no par value, of the Issuer held by Baiyin Precious Metals Investment, Ltd. and BCX Gold Investment Holdings, Ltd., indirect control persons of the Reporting Person. The Reporting Person disclaims any beneficial or pecuniary interest in such ADSs and has no voting or dispositive power with respect thereto.

(2)	Based on 898,840,196 ordinary shares of the Issuer issued and outstanding as of December 31, 2014, as reported by the Issuer on its website.

CUSIP No. S7627H100	SCHEDULE 13D	Page 3 of 5

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (the “Amendment”) is being filed solely to report the ownership of American Depositary Shares (“ADSs”), each ADS representing 4 ordinary shares, no par value (the “Ordinary Shares”), of Sibanye Gold Limited, a corporation organized under the laws of South Africa (the “Issuer”), by indirect control persons of Gold One South Africa (Pty) Ltd., a corporation organized under the laws of South Africa (the “Reporting Person”), such ownership was brought to the attention of the Reporting Person on February 10, 2015, and after the filing of the Schedule 13D with the Securities and Exchange Commission by the Reporting Person on January 9, 2015.

item 1. security and issuer.

Item 1 is hereby amended and supplemented as follows:

On February 10, 2015, the Reporting Person became aware that Baiyin Precious Metals Investment, Ltd., a corporation organized under the laws of British Virgin Islands (“BPM”), and BCX Gold Investment Holdings, Ltd., a corporation organized under the laws of British Virgin Islands (“BCX”), own 191,571 and 29,538 ADSs, respectively. BPM is the controlling shareholder of BCX, and in such capacity, it may be deemed to possess beneficial ownership of the Ordinary Shares of the Issuer beneficially owned by BCX. BCX is the controlling shareholder of Gold One International Ltd., a corporation organized under the laws of Cayman Islands and the ultimate parent holding company of the Reporting Person. By virtue of such group structure, BCX may be deemed to have the power to direct the vote of, and to dispose or direct the disposition of, the Ordinary Shares of the Issuer beneficially owned by the Reporting Person. The Reporting Person has no voting, dispositive or pecuniary interest in the securities of the Issuer held by BPM or BCX.

Item 2. identity and background.

No material change.

Item 3. source and amount of funds or other consideration.

No material change.

ITEM 4. PURPOSE OF TRANSACTION.

No material change.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

No material change.

CUSIP No. S7627H100	SCHEDULE 13D	Page 4 of 5

Item 6. contracts, arrangements, understandings or relationships with respect to the securities of the issuer.

No material change.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No. S7627H100	SCHEDULE 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 23, 2015

GOLD ONE SOUTH AFRICA (PTY) LTD.

By: /s/ Pierre Kruger
Name: Pierre Kruger
Title: Company Secretary